Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857; Shanghai Stock Exchange Stock Code: 601857)

ANNOUNCEMENT

First Quarterly Report of 2016

§1   Important Notice

1.1	The Board of Directors of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this quarterly report, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this quarterly report.

1.2	This quarterly report has been approved at the second meeting of the Board of Directors of the Company (the “Board”) in 2016 (extraordinary). All Directors participated in the meeting of the Board.

1.3	Mr. Wang Yilin, Chairman of the Board, Mr. Wang Dongjin, Vice Chairman of the Board and President of the Company, and Mr. Zhao Dong, Chief Financial Officer of the Company, warrant the truthfulness, accuracy and completeness of the financial statements set out in this quarterly report.

1.4	The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with the China Accounting Standards (“CAS”) and the International Financial Reporting Standards (“IFRS”), respectively. The financial statements set out in this quarterly report are unaudited.

§2   Basic Information of the Company

2.1	Key Financial Data and Financial Indicators

2.1.1	Key Financial Data and Financial Indicators Prepared under IFRS

			Unit: RMB Million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,393,227	2,393,844	(0.03)
Equity attributable to owners of the Company	1,169,137	1,179,716	(0.9)

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Net cash flows from operating activities	61,032	29,398	107.6

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Revenue	352,830	410,336	(14.0)
Net (loss)/profit attributable to owners of the Company	(13,785)	6,150	—
Return on net assets (%)	(1.2)	0.5	(1.7 percentage points )
Basic (loss)/earnings per share (RMB)	(0.08)	0.03	—
Diluted (loss)/earnings per share (RMB)	(0.08)	0.03	—

2.1.2	Key Financial Data and Financial Indicators Prepared under CAS

			Unit: RMB Million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,393,478	2,394,094	(0.03)
Equity attributable to equity holders of the Company	1,169,389	1,179,968	(0.9)

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Net cash flows from operating activities	61,032	29,398	107.6

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Operating income	352,830	410,336	(14.0)
Net (loss)/profit attributable to equity holders of the Company	(13,786)	6,149	—
Net (loss)/profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	(13,585)	6,435	—
Weighted average return on net assets (%)	(1.2)	0.5	(1.7 percentage points )
Basic (loss)/earnings per share (RMB)	(0.08)	0.03	—
Diluted (loss)/earnings per share (RMB)	(0.08)	0.03	—

Unit: RMB Million
Non-recurring profit/loss items	Profit/(loss) from the beginning of the year to the end of the reporting period
Net loss on disposal of non-current assets	(31)
Government grants recognised in the current period	722
Net gain on disposal of available-for-sale financial assets	36
Reversal of provisions for impairment of receivables	1
Other non-operating income and expenses	(976)

Sub-total	(248)

Tax impact of non-recurring profit/loss items	52
Impact of non-controlling interests	(5)

Total	(201)

2.1.3	Differences between CAS and IFRS

☒  Applicable       ☐  Inapplicable

The consolidated net loss for the reporting period under IFRS and CAS were RMB10,940 million and RMB10,942 million, respectively, with a difference of RMB2 million; the consolidated shareholders’ equity as at the end of the reporting period under IFRS and CAS were RMB1,336,026 million and RMB1,336,279 million, respectively, with a difference of RMB253 million, which was primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999. During the restructuring in 1999, a valuation was carried out for assets and liabilities injected by China National Petroleum Corporation (“CNPC”). The valuation results on assets other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

2.2	Number of Shareholders, Shareholdings of Top Ten Shareholders of Shares and Shareholdings of Top Ten Shareholders without Selling Restrictions as at the end of the Reporting Period

Number of shareholders as at the end of the reporting period	616,838 shareholders including 609,525 holders of A shares and 7,313 holders of H shares (including 241 holders of the American Depository Shares)

Shareholdings of the top ten shareholders
Name of shareholders		Number of shares held		Type of shares
1	CNPC	158,033,693,528	(1)	A shares
2	HKSCC Nominees Limited(2)	20,851,227,726	(3)	H shares
3	China Securities Finance Corporation Limited	1,096,049,030		A shares
4	Central Huijin Asset Management Co., Ltd.	206,109,200		A shares
5	Industrial and Commercial Bank of China Limited-Shanghai 50 Index ETF Securities Investment Fund	36,679,403		A shares
6	Hong Kong Securities Clearing Company Ltd. (4)	29,694,477		A shares
7	China Construction Bank Corporation-Shanghai 180 Index ETF Securities Investment Fund	13,779,356		A shares
8	Industrial and Commercial Bank of China Limited-Huatai Borui Shanghai-Shenzhen 300 Index ETF Securities Investment Fund	13,765,606		A shares
9	Quanzheng (Shanghai) Investment Management Centre (Limited Partnership)-Quanzheng No.1 Fund	12,515,328		A shares
10	Huaxia Growth Securities Investment Fund	11,746,240		A shares

Shareholdings of the top ten shareholders of shares without selling restrictions
Name of shareholders		Number of shares held		Type of shares
1	CNPC	158,033,693,528		A shares
2	HKSCC Nominees Limited	20,851,227,726		H shares
3	China Securities Finance Corporation Limited	1,096,049,030		A shares
4	Central Huijin Asset Management Co., Ltd.	206,109,200		A shares
5	Industrial and Commercial Bank of China Limited-Shanghai 50 Index ETF Securities Investment Fund	36,679,403		A shares
6	Hong Kong Securities Clearing Company Ltd.	29,694,477		A shares
7	China Construction Bank Corporation-Shanghai 180 Index ETF Securities Investment Fund	13,779,356		A shares
8	Industrial and Commercial Bank of China Limited-Huatai Borui Shanghai-Shenzhen 300 Index ETF Securities Investment Fund	13,765,606		A shares
9	Quanzheng (Shanghai) Investment Management Centre (Limited Partnership)-Quanzheng No.1 Fund	12,515,328		A shares
10	Huaxia Growth Securities Investment Fund	11,746,240		A shares

Notes:	(1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
	(2)	HKSCC Nominees Limited is a wholly-owned subsidiary of the Hong Kong Exchanges and Clearing Limited (“HKEX”) and it acts as a nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.
	(3)	291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.
	(4)	Hong Kong Securities Clearing Company Limited is a wholly-owned subsidiary of the HKEX and, acting as a nominee holder, holds the A shares of the Company in Shanghai Stock Exchange purchased by investors through The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”).

2.3	Number of Shareholders of Preferred Shares, Shareholdings of Top Ten Shareholders of Preferred Shares and Shareholdings of Top Ten Shareholders of Preferred Shares without Selling Restrictions as at the end of the Reporting Period

☐  Applicable      ☒  Inapplicable

2.4	Business Review

In the first quarter of 2016, the world economy recovered weakly and the geopolitics continued to be turbulent. China’s economy maintained stable with certain growth, achieving a 6.7% increase in GDP as compared with the same period of last year and still facing a rather serious downward tendency. The fundamental supply and demand in the international oil market was abundant and the international oil prices continued to fluctuate at a low level. The average spot price of the West Texas Intermediate (“WTI”) crude oil was US$33.45 per barrel, representing a decrease of 31.0% as compared with the same period of last year, and the average spot price of North Sea Brent crude oil was US$33.94 per barrel, representing a decrease of 37.1% as compared with the same period of last year. The domestic refined oil price mechanism was further optimised.

Facing complicated political and economic situation, the Group adhered to the guidelines of developing steadily, promoting reform and using innovation as the driving force, devoted major efforts to reduce costs while enhancing efficiency and controlled investment, costs and expenditures strictly. As a result, the Group’s major costs and expenditures declined, including a decrease of 2.4% in employee compensation costs, a decrease of 11.1% in exploration expenditures, a decrease of 8.2% in oil and gas lifting cost and a decrease of 4.4% in oil refining unit cash processing cost as compared with the same period of last year. The Group took proactive measures to adapt itself to market changes, optimised its production and operation, and coordinated all the productive elements of the entire business chain to develop together. All these measures effectively reduced the negative impact of falling oil and gas prices on the financial performance of the Company and helped to achieve stable and controlled production and operation and improve the Group’s operation results month by month. The financial condition of the Group also kept stable, interest-bearing debt, asset-liability ratio and gearing ratio were controlled effectively; cash flow of the Group was in a good condition, free cash flow continued to be positive.

In respect of exploration and production, the Group optimised its exploration deployment and reinforced its base of resources for sustainable development. The Group made reasonable arrangements for its production of oil and gas by taking efficiency as the dominant factors, with a slight drop in domestic production and a steady growth in overseas production. In the first quarter of 2016, crude oil output of the Group amounted to 242.7 million barrels, representing an increase of 1.4% as compared with the same period of last year. Marketable natural gas output of the Group amounted to 891.4 billion cubic feet, representing an increase of 4.8% as compared with the same period of last year. The oil and gas equivalent output was 391.3 million barrels, representing an increase of 2.6% as compared with the same period of last year, of which the domestic oil and gas equivalent output was 331.8 million barrels, representing a decrease of 0.2% as compared with the same period of last year, and the overseas oil and gas equivalent output was 59.5 million barrels, representing an increase of 21.5% as compared with the same period of last year. In the first quarter of 2016, in the exploration and production segment, the Group took proactive measures to cope with the drop in oil prices and insisted on improving quality and enhancing efficiency, optimising production capacity and investment structures, and adhered to the low-cost strategy and devoted major efforts to control costs and expenditures. Due to the combined impacts of the general significant drop in the average realised price of oil and gas, the Group’s exploration and production segment incurred an operating loss of RMB20,268 million, representing a decrease in profit of RMB37,567 million as compared with the operating profit of RMB17,299 million for the same period of last year.

In respect of refining and chemicals, the Group adhered to the principle of market-orientation and profitability, optimised the allocation of resources and the structure of products, increased the production and sales of high-profit products and developed new products, thus continually enhancing efficiency and profit. In the first quarter of 2016, the Group processed 247.2 million barrels of crude oil, representing a decrease of 2.5% as compared with the same period of last year. The Group produced 22.312 million tons of gasoline, diesel and kerosene, representing a decrease of 4.4% as compared with the same period of last year. The Group closely tracked market changes and adjusted the ratio of diesel to gasoline in its production down to 1.44, representing a decrease of 0.40 as compared with the same period of last year. In the first quarter of 2016, the refining and chemicals segment achieved an operating profit of RMB14,651 million, representing an increase in profit of RMB19,716 million as compared with the operating loss of RMB5,065 million for the same period of last year. As a result of increased margin and adjustment of product structure, the refining operations achieved an operating profit of RMB11,541 million, representing an increase of profit of RMB15,326 million as compared with the operating loss of RMB3,785 million for the same period of last year. Grasping the opportunities offered by the recovery of the chemical market, the increase in the demand for certain chemical products and the reduction of raw material costs, the chemicals operations continuously optimised its product structure and increased the production and sales of lucrative products, achieving an operating profit of RMB3,110 million, representing an increase in profit of RMB4,390 million as compared with the operating loss of RMB1,280 million for the same period of last year.

In respect of marketing, facing such challenges as the weak domestic demand for refined products, the downward movements of prices and fierce competition, the Group put emphasis on marketing in high-profitability regions and sales of lucrative products and strengthened the integrated marketing. The Group devoted major efforts to enhance its overall results. The Group sold 37.126 million tons of gasoline, diesel and kerosene, representing a decrease of 1.5% (0.584 million tons) as compared with the same period of last year. In respect of international trade, the Group effectively controlled market risks and further improved its operational ability and profitability. In the first quarter of 2016, as a result of the increase in margins of certain products and the improved profit resulted from marketing measures in the marketing segment, the Group achieved an operating profit of RMB426 million, representing an increase in profit of RMB3,017 million as compared with the operating loss of RMB2,591 million for the same period of last year.

In respect of natural gas and pipeline, the Group coordinated the utilisation of various resources as domestically produced gas, imported gas and liquefied natural gas (“LNG”), continued to strengthen management on the demand side, pushed forward the construction of new pipelines and the development of high-profitability markets, thus ensuring sales profitability. In the first quarter of 2016, as a result of the drop in natural gas prices and other factors, the profit from operations of the natural gas and pipeline segment amounted to RMB4,717 million, representing a decrease of 35.9% as compared with the operating profit of RMB7,355 million for the same period of last year. In the first quarter of 2016, the net loss incurred from sales of imported gas and LNG in the natural gas and pipeline segment amounted to RMB6,061 million, representing a decrease in loss of RMB1,105 million as compared with the same period of last year.

In the first quarter of 2016, the average realised price for crude oil of the Group was US$27.27 per barrel, of which the domestic realised price was US$26.55 per barrel; representing a drop of 44.2% as compared with the same period of last year, the average realised price for natural gas was US$4.886 per thousand cubic feet, of which the domestic realised price was US$4.890 per thousand cubic feet, representing a decrease of 21.7% as compared with the same period of last year.

Summary of Key Operating Data for the First Quarter of 2016

Operating Data	Unit	For the three months ended March 31		Changes over the same period of the preceding year (%)
		2016	2015
Crude oil output	Million barrels	242.7	239.4	1.4
of which: domestic	Million barrels	194.3	199.3	(2.5)
overseas	Million barrels	48.4	40.1	20.6
Marketable natural gas output	Billion cubic feet	891.4	850.8	4.8
of which: domestic	Billion cubic feet	825.0	798.0	3.4
overseas	Billion cubic feet	66.4	52.8	25.8
Oil and natural gas equivalent output	Million barrels	391.3	381.2	2.6
of which: domestic	Million barrels	331.8	332.3	(0.2)
overseas	Million barrels	59.5	48.9	21.5
Processed crude oil	Million barrels	247.2	253.5	(2.5)
Gasoline, kerosene and diesel output	Thousand tons	22,312	23,346	(4.4)
of which: Gasoline	Thousand tons	8,533	7,773	9.8
Kerosene	Thousand tons	1,480	1,308	13.1
Diesel	Thousand tons	12,299	14,265	(13.8)
Total sales volume of gasoline, kerosene and diesel	Thousand tons	37,126	37,710	(1.5)
of which: Gasoline	Thousand tons	15,448	15,328	0.8
Kerosene	Thousand tons	3,867	3,982	(2.9)
Diesel	Thousand tons	17,811	18,400	(3.2)
Output of key chemical products
Ethylene	Thousand tons	1,421	1,263	12.5
Synthetic resin	Thousand tons	2,335	2,093	11.5
Synthetic fiber raw materials and polymer	Thousand tons	371	323	14.6
Synthetic rubber	Thousand tons	191	194	(1.1)
Urea	Thousand tons	650	526	23.4

Note:Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

In the remaining three quarters of 2016, it is expected that the supply and demand in the global oil market will still be generally considered to be ample and the international oil prices will widely fluctuate at a low level. Recently, the international oil prices have rebounded, the market of refined oil and chemical products warmed up gradually and the price of imported gas declined. The Group will insist on steady development and focus on its four major strategies of resources, market, internationalisation and innovation. The Group will also continue to optimise its business deployment and assets structure; strengthen capital operation, the joint venture project of Central Asia pipeline is expected to be completed by the second quarter of this year; and further promote the initiatives of increasing income while cutting down expenditure and improving efficiency while reducing costs, with an aim to keeping its production and operation steady and improving its competiveness in the market.

§3   Significant Events

3.1	Significant changes in key accounting items and financial indicators under CAS and explanation of such changes

☒  Applicable       ☐  Inapplicable

Unit: RMB Million
Items	March 31, 2016	December 31, 2015	Changes (%)	Key explanation of the changes
Cash at bank and on hand	100,450	73,692	36.3	Mainly due to the receipt of the funds raised through the issuance of two tranche of corporate bonds and the issuance of super-short-term financing notes during the reporting period
Short-term borrowings	99,971	70,059	42.7	Mainly due to the issuance of super-short-term financing notes and new short-term borrowings borrowed by overseas subsidiaries during the reporting period
Employee compensation payable	7,908	5,900	34.0	Mainly due to the increase in the outstanding amount of employee compensation payable as compared with that at the end of last year

	For the three months ended March 31		Changes (%)	Key explanation of the changes
Items	2016	2015
Asset impairment losses	9	4	125.0	Mainly due to the reversal of provision for impairment of certain inventories
Investment income	630	1,754	(64.1)	Mainly due to the integration of certain pipeline assets in 2015, a former joint venture of the Group was acquired by the Group as a subsidiary, the investment income of which was not recognised in the consolidated statement according to the accounting standards
Operating (loss)/profit	(8,999)	9,072	—	Mainly due to the significant drop of the prices of crude oil, natural gas and other major products that resulted in the decrease of the revenue
(Loss)/profit before taxation	(8,244)	10,012	—
Net (loss)/profit	(10,942)	7,725	—	Mainly due to the significant drop of the prices of crude oil, natural gas and other major products that resulted in the decrease of the revenue, and the increase in income tax expense as a result of certain unconsolidated tax-paying profitable subsidiaries
Net (loss)/profit attributable to equity holders of the Company	(13,786)	6,149	—	Mainly due to the significant drop of the price of crude oil, natural gas and other major products that resulted in the decrease of the revenue, and the increase in income tax expense as a result of certain unconsolidated tax-paying profitable subsidiaries and the increase of the profit attributable to non-controlling interests and the increase of net profit attributable to non-controlling interests
Net profit attributable to non-controlling interests	2,844	1,576	80.5	Mainly due to the increase in the profits of certain subsidiaries

Items	For the three months ended March 31		Changes (%)	Key explanation of the changes
	2016	2015
Basic (loss)/earnings per share (RMB Yuan)	(0.08)	0.03	—	Mainly due to the significant drop of the price of crude oil, natural gas and other products which caused net losses to the Group
Diluted (loss)/earnings per share (RMB Yuan)	(0.08)	0.03	—
Other comprehensive income/(loss)	1,718	(4,986)	—	Mainly due to the increase in foreign currency translation differences caused by appreciation of currencies of certain overseas resources countries
Share of other comprehensive loss of equity-accounted investee	(407)	(141)	188.7	Mainly due to the combined impacts of changes in the market value of available-for-sale financial assets held by certain associates and joint ventures
Gain or loss arising from changes in the fair value of available-for-sale financial assets	(60)	22	—	Mainly due to decrease in the market value of available-for-sale financial assets held by certain branches and subsidiaries
Translation differences arising on translation of foreign currency financial statements	2,360	(4,645)	—	Mainly due to the increase in foreign currency translation differences of overseas subsidiaries caused by appreciation of currencies of certain overseas resources countries
Total comprehensive (loss)/income	(9,224)	2,739	—	Mainly due to the combined impacts of the significant drop of the price of crude oil, natural gas and other major products and the increase in foreign currency translation differences caused by appreciation of currencies of certain overseas resources countries
Total comprehensive (loss)/income attributable to equity holders of the Company	(11,893)	1,385	—
Total comprehensive income attributable to non-controlling interests	2,669	1,354	97.1	Mainly due to the increase of the profit of certain subsidiaries and the increase in foreign currency translation differences caused by appreciation of currencies of certain overseas resources countries
Net cash flows from operating activities	61,032	29,398	107.6	Mainly due to the efforts of the Group to further promote the initiatives of increasing income while cutting down expenditure and improving efficiency while reducing costs and strengthen its control over working capital such as accounts receivable and accounts payable
Net cash flows from financing activities	17,261	30,218	(42.9)	Mainly due to the efforts of the Group to strengthen debts management and optimise its structure of debts, which resulted in the decrease of net new borrowings as compared with the same period of last year

3.2	Developments and impacts of significant events as well as the analysis of and explanation for the solutions

☒  Applicable      ☐  Inapplicable

Regarding the disclosed class action proceedings brought by individual overseas shareholders before the United States Federal District Court for the Southern District of New York against the Company and certain individuals based on the fact that certain former directors and former senior management were subject to investigation conducted by the relevant PRC authorities, the notice in respect of such action was served to the Company. Details are further described in the Company’s announcements in connection with the disclosure of the proceedings (No. Lin 2013-025 and Lin 2013-031, respectively) posted on the website of Shanghai Stock Exchange and on China Securities Journal, Shanghai Securities News and Securities Times dated September 6, 2013 and November 26, 2013, and on the website of the Hong Kong Stock Exchange. On April 4, 2014, the United States Federal District Court for the Southern District of New York entered an order consolidating the related actions and appointing the lead plaintiff and the chief counsel.

On June 6, 2014, the lead plaintiff filed an Amended Class Action Complaint (the “Amended Complaint”), whereby the individual defendants were changed to three former directors and former senior management members including Jiang Jiemin, Ran Xinquan and Li Hualin. The Amended Complaint alleges substantially the same securities law violations as were alleged in the complaints in the original related actions. The Company defended against such action actively according to the local judicial proceedings. (Please refer to the 2014 interim report, 2014 annual report and 2015 interim report disclosed by the Company). On August 3, 2015, the United State Federal District Court for the Southern District of New York issued an Opinion and Order, granting the Company’s motion to dismiss, and directing termination of the motion and the closing of the case. On August 10, 2015, pursuant to the U.S. federal court procedure rules, the plaintiffs filed notice of appeal to the United States Court of Appeals for the Second Circuit (the “Second Circuit”). On October 15, 2015, the plaintiffs filed its Appeal Brief with the Second Circuit. On November 19, 2015, the Company filed its Opposition Brief in response to the Appeal Brief. On December 3, 2015, the plaintiffs filed a Reply Memorandum of Law with the Second Circuit. An oral examination session was conducted at the Second Circuit on March 16, 2016. On March 21, 2016, the Panel of the Court of Appeals for the Second Circuit issued a Summary Order and Judgment “affirming the judgment of the district court”, thus supporting the dismissal by the district court of the plaintiffs` complaint. The plaintiff has right within 90 days from the date of the said court order to request for certiorari by the Supreme Court of the United States with regard to the decision by the Second Circuit.

During the current reporting period, the normal course of business of the Company has not been affected. The Company will try its best to defend against such action so as to protect its lawful interests.

3.3	Status of fulfillment of undertaking given by the Company, shareholders and ultimate controller

☒  Applicable      ☐  Inapplicable

During the reporting period, the undertaking given by CNPC, the controlling shareholder of the Company, and the fulfillment thereof were consistent with the information disclosed in the section headed “Significant Events” of the 2015 Annual Report of the Company. There have been no events affecting the performance of these undertakings.

3.4	Caution and explanation as to the anticipated accumulated losses or significant changes over the same period of the preceding year

☒  Applicable       ☐  Inapplicable

In the first quarter of 2016, the prices of oil and natural gas experienced a significant drop as compared with the same period of last year and are expected to widely fluctuate at a low level in the second quarter of 2016. The net profit of the Group attributable to equity holders of the Company for the first half of 2016 is possibly expected to decrease substantially as compared with the same period of last year.

The above estimation was only preliminary, please refer to 2016 Interim Report to be officially disclosed by the Company for specific and accurate financial information.

3.5	Investments in securities

☐  Applicable       ☒  Inapplicable

3.6	Other significant event

☒  Applicable       ☐  Inapplicable

On January 13, 2016, the National Development and Reform Commission published the Notice on Issues Concerning Further Improving the Refined Oil Price Mechanism ( )(Fa Gai Jia Ge [2016] No. 64). It is prescribed that commencing from January 13, 2016, a price floor of US$40 per barrel shall be set for the downward adjustment of the refined oil price and a reserve shall also be created for risks associated with the adjustment and control of oil prices. Accordingly, when the international crude oil price drops to US$40 per barrel or below, i.e. the adjustment price floor, the refined oil price in China shall no longer be adjusted downwards and all unadjusted amount shall be allocated to the reserve abovementioned for use for the purpose of energy saving or reduction of emission, improving the oil quality and securing a safe supply of refined oil. As at the date of this report, the specific regulations have not been announced and the Group has not made any provision for the risk reserve fund.

The above-mentioned event did not affect the continuity of business or the stability of management of the Group.

By Order of the Board of Directors

PetroChina Company Limited

Wang Yilin

Chairman

Beijing, the PRC

April 28, 2016

As at the date of this announcement, the board of directors of the Company comprises Mr Wang Yilin as the Chairman; Mr Wang Dongjin as the Vice Chairman and executive Director; Mr Yu Baocai, Mr Shen Diancheng and Mr Liu Yuezhen as non-executive Directors; Mr Liu Hongbin and Zhao Zhengzhang as executive Directors; and Mr Chen Zhiwu, Mr Richard H. Matzke, Mr Lin Boqiang and Mr Zhang Biyi as independent non-executive Directors.

This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

Appendix

A.	Financial statements for the first quarter of 2016 prepared in accordance with CAS

1.	Consolidated Balance Sheet

	March 31, 2016	December 31, 2015
	RMB million	RMB million
ASSETS
Current assets
Cash at bank and on hand	100,450	73,692
Notes receivable	8,488	8,233
Accounts receivable	57,807	52,262
Advances to suppliers	25,061	19,313
Other receivables	17,014	14,713
Inventories	119,186	126,877
Other current assets	50,021	54,254

Total current assets	378,027	349,344

Non-current assets
Available-for-sale financial assets	2,785	2,832
Long-term equity investments	73,365	70,999
Fixed assets	668,109	681,561
Oil and gas properties	845,206	870,350
Construction in progress	231,779	225,566
Construction materials	7,294	6,917
Intangible assets	70,503	71,049
Goodwill	45,552	45,589
Long-term prepaid expenses	27,300	27,534
Deferred tax assets	17,112	16,927
Other non-current assets	26,446	25,426

Total non-current assets	2,015,451	2,044,750

TOTAL ASSETS	2,393,478	2,394,094

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Zhao Dong

1.	Consolidated Balance Sheet (Continued)

	March 31, 2016	December 31, 2015
	RMB million	RMB million
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	99,971	70,059
Notes payable	5,654	7,066
Accounts payable	168,634	202,885
Advances from customers	51,643	50,930
Employee compensation payable	7,908	5,900
Taxes payable	40,754	34,141
Other payables	71,341	59,933
Current portion of non-current liabilities	38,567	36,167
Other current liabilities	4,262	4,326

Total current liabilities	488,734	471,407

Non-current liabilities
Long-term borrowings	290,675	329,461
Debentures payable	134,155	105,014
Provisions	119,384	117,996
Deferred tax liabilities	11,766	13,116
Other non-current liabilities	12,485	12,812

Total non-current liabilities	568,465	578,399

Total liabilities	1,057,199	1,049,806

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	128,012	128,008
Special reserve	12,958	11,648
Other comprehensive income	(34,384)	(36,277)
Surplus reserves	186,840	186,840
Undistributed profits	692,942	706,728

Equity attributable to equity holders of the Company	1,169,389	1,179,968
Non-controlling interests	166,890	164,320

Total shareholders’ equity	1,336,279	1,344,288

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,393,478	2,394,094

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Zhao Dong

2.	Company Balance Sheet

	March 31, 2016	December 31, 2015
	RMB million	RMB million
ASSETS
Current assets
Cash at bank and on hand	32,813	12,970
Notes receivable	6,865	6,745
Accounts receivable	10,202	7,362
Advances to suppliers	10,303	2,986
Other receivables	89,880	124,601
Inventories	81,537	91,912
Other current assets	42,973	42,268

Total current assets	274,573	288,844

Non-current assets
Available-for-sale financial assets	1,452	1,528
Long-term equity investments	382,021	379,914
Fixed assets	348,093	356,658
Oil and gas properties	577,677	596,163
Construction in progress	120,372	116,889
Construction materials	3,004	2,843
Intangible assets	52,465	53,336
Long-term prepaid expenses	20,968	21,411
Deferred tax assets	13,695	13,490
Other non-current assets	12,645	12,312

Total non-current assets	1,532,392	1,554,544

TOTAL ASSETS	1,806,965	1,843,388

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Zhao Dong

2.	Company Balance Sheet (Continued)

	March 31, 2016	December 31, 2015
	RMB million	RMB million
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	103,884	111,045
Notes payable	5,483	6,610
Accounts payable	95,395	122,318
Advances from customers	34,814	36,367
Employee compensation payable	5,579	3,812
Taxes payable	27,698	22,517
Other payables	31,603	22,400
Current portion of non-current liabilities	24,387	13,049
Other current liabilities	2,619	2,550

Total current liabilities	331,462	340,668

Non-current liabilities
Long-term borrowings	181,849	222,199
Debentures payable	127,630	98,630
Provisions	84,065	83,094
Other non-current liabilities	5,890	5,979

Total non-current liabilities	399,434	409,902

Total liabilities	730,896	750,570

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	127,834	127,834
Special reserve	8,209	7,350
Other comprehensive income	494	528
Surplus reserves	175,748	175,748
Undistributed profits	580,763	598,337

Total shareholders’ equity	1,076,069	1,092,818

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,806,965	1,843,388

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Zhao Dong

3.	Consolidated Income Statement

	Three months ended March 31
	2016	2015
Items	RMB million	RMB million
Operating income	352,830	410,336
Less: Cost of sales	(274,088)	(311,016)
Taxes and levies on operations	(46,760)	(50,976)
Selling expenses	(14,740)	(15,141)
General and administrative expenses	(20,420)	(20,098)
Finance expenses	(6,460)	(5,791)
Asset impairment losses	9	4
Add: Investment income	630	1,754

Operating (loss) / profit	(8,999)	9,072

Add: Non-operating income	1,954	2,230
Less: Non-operating expenses	(1,199)	(1,290)

(Loss) / profit before taxation	(8,244)	10,012

Less: Taxation	(2,698)	(2,287)

Net (loss) / profit	(10,942)	7,725

Attributable to:
Equity holders of the Company	(13,786)	6,149
Non-controlling interests	2,844	1,576
(Loss) / earnings per share
Basic (loss) / earnings per share (RMB Yuan)	(0.08)	0.03
Diluted (loss) / earnings per share (RMB Yuan)	(0.08)	0.03

Other comprehensive income / (loss)	1,718	(4,986)

Other comprehensive income / (loss) attributable to equity holders of the Company, net of tax	1,893	(4,764)

Other comprehensive income / (loss) would be reclassified to profit or loss
Including:
Share of other comprehensive loss of equity-accounted investee	(407)	(141)
Gain or loss arising from changes in fair value of available-for-sale financial assets	(60)	22
Translation differences arising on translation of foreign currency financial statements	2,360	(4,645)
Other comprehensive loss attributable to non-controlling interests of the Company, net of tax	(175)	(222)

Total comprehensive (loss) / income	(9,224)	2,739

Attributable to:
Equity holders of the Company	(11,893)	1,385
Non-controlling interests	2,669	1,354

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Zhao Dong

4.	Income Statement

	Three months ended March 31
	2016	2015
Items	RMB million	RMB million
Operating income	235,782	293,482
Less: Cost of sales	(180,633)	(228,059)
Taxes and levies on operations	(40,824)	(45,958)
Selling expenses	(10,345)	(10,228)
General and administrative expenses	(14,738)	(13,626)
Finance expenses	(5,051)	(4,857)
Asset impairment losses	1	2
Add: Investment (loss) / income	(2,476)	5,929

Operating loss	(18,284)	(3,315)

Add: Non-operating income	1,590	5,016
Less: Non-operating expenses	(1,056)	(1,191)

(Loss) / profit before taxation	(17,750)	510

Less: Taxation	176	3,047

Net (loss) / profit	(17,574)	3,557

(Loss) / earnings per share
Basic (loss) / earnings per share (RMB Yuan)	(0.10)	0.02
Diluted (loss) / earnings per share (RMB Yuan)	(0.10)	0.02

Other comprehensive loss	(34)	(120)

Other comprehensive loss would be reclassified to profit or loss	(34)	(120)

Including:
Share of other comprehensive income / (loss) of equity-accounted investee	26	(139)
Gain or loss arising from changes in fair value of available-for-sale financial assets	(60)	19

Total comprehensive (loss) / income	(17,608)	3,437

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Zhao Dong

5.	Consolidated Cash Flow Statement

Items	Three months ended March 31
	2016	2015
	RMB million	RMB million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	404,504	470,087
Refund of taxes and levies	100	4
Cash received relating to other operating activities	92	263

Sub-total of cash inflows	404,696	470,354

Cash paid for goods and services	(235,688)	(305,040)
Cash paid to and on behalf of employees	(27,352)	(28,083)
Payments of taxes and levies	(67,802)	(95,382)
Cash paid relating to other operating activities	(12,822)	(12,451)

Sub-total of cash outflows	(343,664)	(440,956)

Net cash flows from operating activities	61,032	29,398

Cash flows from investing activities
Cash received from disposal of investments	141	2,045
Cash received from returns on investments	924	1,365
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	84	18

Sub-total of cash inflows	1,149	3,428

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(52,135)	(54,877)
Cash paid to acquire investments	(450)	(673)

Sub-total of cash outflows	(52,585)	(55,550)

Net cash flows from investing activities	(51,436)	(52,122)

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Zhao Dong

5.	Consolidated Cash Flow Statement (Continued)

Items	Three months ended March 31
	2016	2015
	RMB million	RMB million
Cash flows from financing activities
Cash received from capital contributions	38	30
Including: Cash received from non-controlling interests’ capital contributions to subsidiaries	38	30
Cash received from borrowings	212,484	179,556
Cash received relating to other financing activities	6	16

Sub-total of cash inflows	212,528	179,602

Cash repayments of borrowings	(189,788)	(143,476)
Cash payments for interest expenses and distribution of dividends or profits	(5,479)	(5,908)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to non-controlling interests	(202)	(38)

Sub-total of cash outflows	(195,267)	(149,384)

Net cash flows from financing activities	17,261	30,218

Effect of foreign exchange rate changes on cash and cash equivalents	(20)	341

Net increase in cash and cash equivalents	26,837	7,835

Add: Cash and cash equivalents at beginning of the period	72,773	73,778

Cash and cash equivalents at end of the period	99,610	81,613

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Zhao Dong

6.	Company Cash Flow Statement

Items	Three months ended March 31
	2016	2015
	RMB million	RMB million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	268,926	327,932
Refund of taxes and levies	99	4
Cash received relating to other operating activities	18,887	344

Sub-total of cash inflows	287,912	328,280

Cash paid for goods and services	(152,883)	(204,114)
Cash paid to and on behalf of employees	(18,682)	(19,728)
Payments of taxes and levies	(47,289)	(63,309)
Cash paid relating to other operating activities	(295)	(8,606)

Sub-total of cash outflows	(219,149)	(295,757)

Net cash flows from operating activities	68,763	32,523

Cash flows from investing activities
Cash received from disposal of investments	24	79
Cash received from returns on investments	1,144	8,273
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	74	7

Sub-total of cash inflows	1,242	8,359

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(37,897)	(47,778)
Cash paid to acquire investments	(412)	(629)

Sub-total of cash outflows	(38,309)	(48,407)

Net cash flows from investing activities	(37,067)	(40,048)

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Zhao Dong

6.	Company Cash Flow Statement (Continued)

Items	Three months ended March 31
	2016	2015
	RMB million	RMB million
Cash flows from financing activities
Cash received from borrowings	134,222	80,811
Cash received relating to other financing activities	1	16

Sub-total of cash inflows	134,223	80,827

Cash repayments of borrowings	(141,393)	(63,365)
Cash payments for interest expenses and distribution of dividends or profits	(4,683)	(8,608)

Sub-total of cash outflows	(146,076)	(71,973)

Net cash flows from financing activities	(11,853)	8,854

Effect of foreign exchange rate changes on cash and cash equivalents	—	—

Net increase in cash and cash equivalents	19,843	1,329

Add: Cash and cash equivalents at beginning of the period	12,970	38,507

Cash and cash equivalents at end of the period	32,813	39,836

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Zhao Dong

B.	Financial statements for the first quarter of 2016 prepared in accordance with IFRS

1.	Consolidated Statement of Comprehensive Income

	Three months ended March 31
	2016	2015
	RMB million	RMB million
REVENUE	352,830	410,336

OPERATING EXPENSES
Purchases, services and other	(204,977)	(246,768)
Employee compensation costs	(29,360)	(30,072)
Exploration expenses, including exploratory dry holes	(4,431)	(4,983)
Depreciation, depletion and amortisation	(52,149)	(46,836)
Selling, general and administrative expenses	(17,293)	(16,615)
Taxes other than income taxes	(48,068)	(52,282)
Other income, net	775	1,111

TOTAL OPERATING EXPENSES	(355,503)	(396,445)

(LOSS) / PROFIT FROM OPERATIONS	(2,673)	13,891

FINANCE COSTS
Exchange gain	1,841	1,429
Exchange loss	(2,276)	(1,667)
Interest income	497	713
Interest expense	(6,260)	(6,036)

TOTAL NET FINANCE COSTS	(6,198)	(5,561)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES	627	1,683

(LOSS) / PROFIT BEFORE INCOME TAX EXPENSE	(8,244)	10,013
INCOME TAX EXPENSE	(2,696)	(2,287)

(LOSS) / PROFIT FOR THE PERIOD	(10,940)	7,726

OTHER COMPREHENSIVE INCOME / (LOSS)
RECLASSIFIABLE TO PROFIT OR LOSS:
Currency translation differences	2,187	(4,866)
Fair value gain from available-for-sale financial assets, net of tax	(62)	22
Share of the other comprehensive loss of associates and joint ventures accounted for using the equity method	(407)	(142)

OTHER COMPREHENSIVE INCOME / (LOSS), NET OF TAX	1,718	(4,986)

TOTAL COMPREHENSIVE (LOSS) / INCOME FOR THE PERIOD	(9,222)	2,740

(LOSS) / PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	(13,785)	6,150
Non-controlling interests	2,845	1,576

	(10,940)	7,726

TOTAL COMPREHENSIVE (LOSS) / INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	(11,892)	1,386
Non-controlling interests	2,670	1,354

	(9,222)	2,740

BASIC AND DILUTED (LOSS) / EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	(0.08)	0.03

2.	Consolidated Statement of Financial Position

	March 31, 2016	December 31, 2015
	RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment	1,752,908	1,784,905
Investments in associates and joint ventures	73,337	70,976
Available-for-sale financial assets	2,822	2,869
Advance operating lease payments	70,298	70,551
Intangible and other non-current assets	98,723	98,272
Deferred tax assets	17,112	16,927

TOTAL NON-CURRENT ASSETS	2,015,200	2,044,500

CURRENT ASSETS
Inventories	119,186	126,877
Accounts receivable	57,807	52,262
Prepaid expenses and other current assets	92,096	88,280
Notes receivable	8,488	8,233
Time deposits with maturities over three months but within one year	840	919
Cash and cash equivalents	99,610	72,773

TOTAL CURRENT ASSETS	378,027	349,344

CURRENT LIABILITIES
Accounts payable and accrued liabilities	309,442	331,040
Income taxes payable	13,600	7,879
Other taxes payable	27,154	26,262
Short-term borrowings	138,538	106,226

TOTAL CURRENT LIABILITIES	488,734	471,407

NET CURRENT LIABILITIES	(110,707)	(122,063)

TOTAL ASSETS LESS CURRENT LIABILITIES	1,904,493	1,922,437

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	183,021	183,021
Retained earnings	697,972	711,755
Reserves	288,144	284,940

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	1,169,137	1,179,716
NON-CONTROLLING INTERESTS	166,889	164,318

TOTAL EQUITY	1,336,026	1,344,034

NON-CURRENT LIABILITIES
Long-term borrowings	424,830	434,475
Asset retirement obligations	119,384	117,996
Deferred tax liabilities	11,768	13,120
Other long-term obligations	12,485	12,812

TOTAL NON-CURRENT LIABILITIES	568,467	578,403

TOTAL EQUITY AND NON-CURRENT LIABILITIES	1,904,493	1,922,437

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Zhao Dong

3.	Consolidated Statement of Cash Flows

	Three months ended March 31
	2016	2015
	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
(Loss) / profit for the period	(10,940)	7,726
Adjustments for:
Income tax expense	2,696	2,287
Depreciation, depletion and amortisation	52,149	46,836
Capitalised exploratory costs charged to expense	1,613	2,406
Safety fund reserve	1,350	1,544
Share of profit of associates and joint ventures	(627)	(1,683)
Reversal of provision for impairment of receivables, net	(1)	(4)
Write down in inventories, net	(13)	—
Impairment loss from available-for-sale financial assets	5	—
Loss on disposal of property, plant and equipment	11	52
Gain on disposal of other non-current assets	(49)	(113)
Interest income	(497)	(713)
Interest expense	6,260	6,036
Changes in working capital:
Accounts receivable, prepaid expenses and other current assets	(8,468)	(15,074)
Inventories	7,701	8,534
Accounts payable and accrued liabilities	10,425	(22,874)

CASH FLOWS GENERATED FROM OPERATIONS	61,615	34,960
Income taxes paid	(583)	(5,562)

NET CASH FLOWS FROM OPERATING ACTIVITIES	61,032	29,398

3.	Consolidated Statement of Cash Flows (Continued)

	Three months ended March 31
	2016	2015
	RMB million	RMB million
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(50,548)	(53,695)
Acquisition of investments in associates and joint ventures	(397)	(601)
Acquisition of available-for-sale financial assets	(51)	(72)
Advance payments on long-term operating leases	(605)	(447)
Acquisition of intangible assets and other non-current assets	(982)	(735)
Proceeds from disposal of property, plant and equipment	84	18
Proceeds from disposal of other non-current assets	60	85
Interest received	382	579
Dividends received	542	786
Decrease in time deposits with maturities over three months	79	1,960

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(51,436)	(52,122)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(74,114)	(110,115)
Repayments of long-term borrowings	(115,674)	(33,361)
Interest paid	(5,277)	(5,870)
Dividends paid to non-controlling interests	(202)	(38)
Increase in short-term borrowings	103,934	127,633
Increase in long-term borrowings	108,550	51,923
Capital contribution from non-controlling interests	38	30
Increase in other long-term obligations	6	16

NET CASH FLOWS FROM FINANCING ACTIVITIES	17,261	30,218

TRANSLATION OF FOREIGN CURRENCY	(20)	341

Increase in cash and cash equivalents	26,837	7,835
Cash and cash equivalents at beginning of the period	72,773	73,778

Cash and cash equivalents at end of the period	99,610	81,613

4.	Segment Information

	Three months ended March 31
	2016	2015
	RMB million	RMB million
Revenue
Exploration and Production
Intersegment sales	67,927	102,205
Revenue from external customers	15,817	23,247

	83,744	125,452
Refining and Chemicals
Intersegment sales	106,271	126,655
Revenue from external customers	33,874	34,842

	140,145	161,497
Marketing
Intersegment sales	32,990	41,859
Revenue from external customers	238,601	281,863

	271,591	323,722
Natural Gas and Pipeline
Intersegment sales	6,834	6,738
Revenue from external customers	64,278	70,110

	71,112	76,848
Head Office and Other
Intersegment sales	31	80
Revenue from external customers	260	274

	291	354
Total revenue from external customers	352,830	410,336

(Loss) / profit from operations
Exploration and Production	(20,268)	17,299
Refining and Chemicals	14,651	(5,065)
Marketing	426	(2,591)
Natural Gas and Pipeline	4,717	7,355
Head Office and Other	(2,199)	(3,107)

	(2,673)	13,891